August 12, 2020

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Selecta Biosciences, Inc.
Registration Statement on Form S-3
Filed August 6, 2020
Registration No. 333- 241692

Dear Mr. Gabor:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 14, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Selecta Biosciences, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Wesley C. Holmes at (617) 948-6027, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Selecta Biosciences, Inc.

By:	/s/ Carsten Brunn
Carsten Brunn, Ph.D.
President and Chief Executive Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP Wesley C. Holmes, Latham & Watkins LLP